UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANC[redacted]

04047869

October 27, 2004

Michael C. Keefe
Managing Corporate Counsel
and Assistant Secretary
Lucent Technologies Inc.
Room 6G-232
600 Mountain Avenue
Murray Hill, NJ 07974

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	10/27/2004

Re: Lucent Technologies Inc.
Incoming letter dated September 30, 2004

Dear Mr. Keefe:

This is in response to your letter dated September 30, 2004 concerning the shareholder proposal submitted to Lucent by Robert D. Morse. We also have received letters from the proponent dated October 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Lucent Technologies
Bell Labs Innovations

Michael C. Keefe
Corporate Counsel

Room 6G-232
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-8754
FAX 908-582-2209

VIA UPS NEXT DAY AIR

September 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal by Robert D. Morse

Ladies and Gentlemen:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2005 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (attached as **Exhibit A**) (the "Proposal") submitted by Robert D. Morse (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving the Staff's response by November 1, 2004.

The Company believes that the Proposal may be omitted from the Company's Proxy Materials for the following reasons:

- The Proposal should be omitted under Rules 14a-8(e) and 14a-8(f) under the Act because the Company received the Proposal after the deadline for submitting shareholder proposals.

- The Proposal should be omitted under Rule 14a-8(h)(3) because neither the Proponent nor his qualified representative attended the Company's 2004 annual meeting to present the Proponent's shareholder proposal contained in the Company's 2004 proxy statement.

- The Proposal should be omitted under Rules 14a-8(i)(2) and 14a-8(i)(3) because it would, if implemented, cause the Company to violate the Federal proxy rules and Federal law.

- The Proposal should be omitted under Rule 14a-8(i)(10) because it has been substantially implemented.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

1. The Proposal Should Be Omitted Under Rules 14a-8(e) And (f) Because The Company Received The Proposal After The Deadline For Submitting Shareholder Proposals For Inclusion In The Company's Proxy Materials.

Under Rule 14a-8(e)(2), a shareholder proposal being submitted for a company's annual meeting must be received at the company's principal executive offices "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(e)(1) states that a shareholder's proposal for a company's annual meeting must be submitted by the deadline found in the company's prior year proxy statement. Further, Rule 14a-8(e)(1) provides that shareholder proposals should be submitted by methods that permit the shareholder to prove the date of delivery. Rule 14a-8(f)(1) permits a company to exclude from its proxy materials any shareholder proposal submitted after the deadline for submitting shareholder proposals. Without strict enforcement of Rule 14a-8(e), a company would be required to make subjective judgments about the validity of a shareholder's explanation for missing the deadline for submission of shareholder proposals. Thus, in the past, the Staff has strictly enforced the deadline for submission of shareholder proposals. *See, e.g., Viacom Inc.* (March 10, 2003) (permitting exclusion of shareholder proposal submitted only one day late).

The deadline for submitting shareholder proposals for inclusion in the Company's Proxy Materials was clearly disclosed in the Company's proxy statement for its 2004 annual meeting of shareholders (the "2004 proxy statement"). In the 2004 proxy statement, under the heading "Submission of Shareowner Proposals," the Company included the following statement: "If a shareowner wants us to include a proposal in our proxy statement for presentation at our 2005 annual meeting of shareowners, the proposal must be received by us at our principal executive offices ... no later than August 24, 2004." A copy of the relevant portion of the 2004 proxy statement is attached as **Exhibit B**. The Proposal was sent by first-class mail, postmarked August 24, 2004, and received by the Company on August 27, 2004, three days after the deadline disclosed in the Company's 2004 proxy statement for the submission of shareholder proposals. Therefore, in accordance with Rules 14a-8(e) and (f), the Company believes that the Proposal may be properly omitted from the Proxy Materials.

2. The Proposal Should Be Omitted Under Rule 14a-8(h)(3) Because Neither The Proponent Nor His Qualified Representative Attended The Company's 2004 Annual Meeting To Present The Proponent's Shareholder Proposal Contained In The Company's 2004 Proxy Statement.

Under Rule 14a-8(h)(1), the proponent of a shareholder proposal must attend the shareholders meeting to present the proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that if a shareholder or a qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such shareholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Company intends to omit the Proposal from its Proxy Materials because the Proponent failed, without good cause, to attend the Company's 2004 annual meeting of shareholders to present a proposal that he had submitted for that meeting (the "2004 proposal"). The Company included the 2004 proposal in the Company's 2004 proxy statement as Proposal No. 6 and was prepared to allow Proponent, or his qualified representative, to present the 2004 proposal at the Company's 2004 annual meeting of shareholders. On February 10, 2004, the Company sent the Proponent his admission ticket for the 2004 annual meeting and in accompanying correspondence requested that, if he would not be attending the 2004 annual meeting, he advise the Company who would be attending on his behalf.

However, neither Proponent nor his qualified representative attended the 2004 annual meeting of shareholders, which was held on February 18, 2004 in Wilmington, Delaware. On the morning of February 18, 2004, the Company received a telephone message from Proponent indicating that he was not attending the annual meeting (without any explanation) and was not sending a representative. The Company did allow the shareholders to vote on the 2004 proposal for the convenience of the shareholders since it was contained in the 2004 proxy statement.

The Proponent is highly experienced at making shareholder proposals and is well aware of the rules regarding presentation of shareholder proposals. The Proponent has submitted numerous proposals to various companies over a period of many years, including to the Company, and has repeatedly violated Rule 14a-8(h)(1). Our research has found that on at least twenty-one occasions since 1998, the Staff has permitted exclusion of proposals submitted by the Proponent because of his failure to appear and present his proposals at shareholder meetings, including a prior shareholders meeting of the Company. *See, e.g.*, *Poore Brothers, Inc.* (Feb. 18, 2004); *Wm. Wrigley Jr. Company* (Dec. 5, 2003); *Avaya Inc.* (Nov. 14, 2003); *Poore Brothers, Inc.* (Feb. 21, 2003); *NCR Corporation* (Jan. 2, 2003); *Wm. Wrigley Jr. Company* (Nov. 20, 2002); *Mattel, Inc.* (March 22, 2002); *Lucent Technologies Inc.* (Sept. 21, 1999); *Mobil Corporation* (Sept. 3, 1998).

As a result, the Company believes that under Rule 14a-8(h)(3) it may: (i) exclude the Proposal from the Proxy Materials and (ii) omit any proposal made by Proponent from the proxy materials for all shareholders' meetings held in calendar years 2005 and 2006.

3. The Proposal Should Be Omitted Under Rules 14a-8(i)(2) and 14a-8(i)(3) Because It Would, If Implemented, Cause The Company To Violate The Federal Proxy Rules And Federal Law.

If the Staff does not agree that the Company may exclude the Proposal based on either of the above bases, the Proposal should be omitted under Rules 14a-8(i)(2) and 14a-8(i)(3) because it would, if implemented, cause the Company to violate the Federal proxy rules and Federal law. The Proponent submitted a proposal in 2002 (the "2002 proposal") for inclusion in the Company's 2003 proxy statement that was substantially the same as the Proposal. The Staff issued a no-action letter on November 18, 2002 at the Company's request, agreeing with the Company's position that it could exclude the 2002 proposal from the Company's 2003 proxy materials. The 2002 proposal requested the Company take the following action:

> Management and Directors are requested to make the following change to the format of the Proxy Voting Card:
>
> Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

In 2002, the Company advised the Staff that it intended to omit the 2002 proposal from the Company's 2003 proxy statement based on Rule 14a-8(i)(2), which permits the omission of a shareholder proposal if such proposal's implementation would cause a company to violate any federal law to which it is subject. The Company further relied on Rule 14a-8(i)(3), which permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. The Company's by-laws provide, and have continuously provided since 1996, for the election of its directors by a plurality vote. Therefore, a vote "against" a director has no effect. Accordingly, the Company stated in its 2002 request to the Staff that providing shareholders with a proxy card that indicates the shareholder may vote "against" a director could mislead a shareholder into believing that a vote "against" a director would have been given any effect in the tabulation of votes cast.

The Staff agreed with the Company's position in 2002, and thus, did not object to the omission of the 2002 proposal from the Company's 2003 proxy materials. A copy of the Staff's November 18, 2002 no-action letter and the Company's October 3, 2002 submission are attached as **Exhibit C**.

Nothing has changed since the Staff issued its no-action letter in 2002. As was sought in the 2002 proposal, the Proposal requests that the Company use the word "against" instead of "except" or "withhold," which the Company currently uses in its proxy materials for the election of directors. The Company's by-laws still provide for the election of directors by plurality, as they did in 2002. Therefore the Company's position that the Proposal is misleading and may be omitted under Rules 14a-8(i)(2) and 14a-8(i)(3) is a valid basis to exclude the Proposal from the Proxy Materials, as it was in 2002. Accordingly, the Company respectfully requests that the Staff concur with the Company's position, as it did in 2002.

4. The Proposal Should Be Omitted Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

The Proposal is moot because the Company's existing proxy card and a proxy card as proposed to be revised by the Proposal would produce the identical result in determining which director nominees are elected to the Company's board of directors. Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if it has been rendered moot because a company has substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. *See* Release No. 34-20091 (Aug. 16, 1983).

The Proposal seeks to change the proxy card by using the word "against" in the election of directors section of the proxy card, rather that "withhold" or "except." The Company, as a Delaware corporation, has not opted out of the plurality voting prescribed by the Delaware General Corporation Law, and the Company's by-laws specifically require plurality voting for the election of directors. Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Thus, for plurality voting, whether the proxy card uses the term "withhold," "except" or "against," the result of the election would be identical.

The Company, therefore, believes that the Proposal should be excluded under Rule 14a-8(i)(10) because, under either the Company's current proxy card or the revised proxy card as sought by the Proposal, the outcome of the election for directors would be the same.

Conclusion

In conclusion, for the reasons set forth above, the Company believes that it may properly exclude the Proposal from its Proxy Materials in accordance with Rule 14a-8. In addition, the Company believes that under Rule 14a-8(h)(3) it may omit any proposal made by Proponent from the proxy materials for all shareholders' meetings held in calendar years 2005 and 2006. If the Staff disagrees with our conclusion that the Proposal may be omitted from the Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the self-addressed, stamped envelope provided. If you have any questions regarding this matter, please contact me at (908) 582-8754.

Very truly yours,

Michael C. Keefe
Managing Corporate Counsel
and Assistant Secretary

Enclosures

(A)

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Lucent Technologies
600 Mountain Avenue
Murray Hill, NJ 07974-0636

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Lucent Technologies
600 Mountain Avenue
Murray Hill, NJ 07974-0636

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse
Robert D. Morse

Vote Required and Recommendation of Board of Directors. The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote on the shareowners proposal is required to approve the shareowner proposal, which is framed as a "recommendation" to the Board. An abstention is treated as being present and entitled to vote on the matter and, therefore, has the effect of a vote against the shareowner proposal. A broker "non-vote" is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the shareowner proposal has been approved.

Your Board of Directors recommends a vote AGAINST the adoption of this shareowner proposal. Proxies solicited by the Board of Directors will be so voted unless shareowners otherwise specify in their proxies.

SUBMISSION OF SHAREOWNER PROPOSALS

If a shareowner wants us to include a proposal in our proxy statement for presentation at our 2005 annual meeting of shareowners, the proposal must be received by us at our principal executive offices at 600 Mountain Avenue, Murray Hill, New Jersey 07974 no later than August 24, 2004.

A shareowner may also nominate directors or have other business brought before the 2005 annual meeting by submitting the nomination or proposal to us on or after October 8, 2004, and on or before November 7, 2004, in accordance with Lucent's by-laws. The nomination or proposal must be delivered to our executive offices at 600 Mountain Avenue, Murray Hill, NJ 07974, to the attention of our corporate Secretary. We are not required to include any nomination or proposal received after August 24, 2004 in our proxy materials for the 2005 annual meeting.

In addition to the proposals included in this proxy statement, we also received formal proposals during the year from shareowners. Two proposals were withdrawn by the proponents after review and discussion between management and the shareowners. Below is a summary of the substance of these two proposals and the actions that led to the withdrawal of the proposals by the shareowners.

Shareowner Proposal to Declassify the Board

Mrs. Evelyn Y. Davis of Washington, D.C., submitted a proposal for our 2004 annual meeting, as she has done each year since our 1998 annual meeting, requesting that the Board of Directors take the necessary steps to declassify the Board. At each annual meeting since 2001, Mrs. Davis's proposal has received the support of a majority of the votes cast on her proposal. Last year, Mrs. Davis's proposal was supported by 56% of the votes cast. Because the Board of Directors has now taken the necessary steps to obtain shareowner approval to declassify the Board, as requested by Mrs. Davis's proposal, Mrs. Davis has agreed to withdraw her proposal.

Shareowner Proposal to Disregard Pension Credit for the Calculation of Performance-Based Compensation

Mr. William Kadereit of Heath, Texas made a proposal that asked the Board to calculate future awards of performance-based compensation without regard to pension credits.

The company today effectively excludes pension credits from consideration when calculating executive compensation and commits to excluding the pension credit as a factor in determining executive compensation in the future as a matter of policy.

The pension credit is effectively established at the beginning of the year at the same time that operating income targets are set. The asset return and discount rate assumptions that drive the pension credit calculation are fixed at the beginning of the year and remain fixed for both reporting and compensation purposes. These assumptions, which are consistently set in accordance with GAAP, are reviewed by Lucent's Board through its Audit and Finance Committee (comprised entirely of independent directors) and are disclosed in our SEC filings.

DIVISION OF
CORPORATION FINANCE

November 18, 2002

(C)

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
600 Mountain Avenue
Room 6G-214
Murray Hill, NJ 07974

Re: Lucent Technologies Inc.
Incoming letter dated October 3, 2002

Dear Mr. Serban:

This is in response to your letter dated October 3, 2002 concerning the shareholder proposal submitted to Lucent by Robert D. Morse. We also have received a letter from the proponent dated October 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel
Law Division

600 Mountain Avenue
Room 6G-214
Murray, Hill, NJ 07974 USA

Phone 908 582 8807
Fax 908 582 8048
serban@lucent.com

October 3, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal of Robert Morse

Ladies and Gentleman:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2003 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (the "Proposal") (attached hereto as Exhibit A) submitted by Mr. Robert Morse (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving your response by November 8, 2002.

The Proponent submitted his original proposal to the Company in a letter, dated August 23, 2002 (attached hereto as Exhibit B). This letter included two proposals that the Proponent desired to be included in the Proxy Material. The Company sent the Proponent a letter, dated September 12, 2002, notifying him of the deficiencies pursuant to the rules of the Commission (attached hereto as exhibit C). The Proponent corrected the deficiencies in his original proposal and re-submitted the Proposal along with a cover letter, dated September 16, 2002. The Company received this letter and the Proposal on September 20, 2002.

The Proposal is as follows:

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote " AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which and "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from ""FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

Management claims the right to advise and "AGAINST vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

The Company believes that the Proposal can be omitted from the Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for the following reasons:

- The Proposal, if implemented, would cause the Company to violate Federal law and the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3).
- The Proposal should be omitted under Rule 14a-8(i)(10) because it has already been substantially implemented.
- The Proposal should be omitted under Rule 14a-8(i)(8) because it relates to an election for membership on the company's board of directors.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

1. THE PROPOSAL SHOULD BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE THE FEDERAL PROXY RULES AND FEDERAL LAW UNDER RULE 14A-8(I)(2) AND RULE 14A-8(I)(3)

Rule 14a-8(i)(2) permits the omission of a shareholder proposal if such proposal's implementation would cause the company to violate any federal law to which it is subject. Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading . . .". The Company believes that the Proposal may be excluded under Rules 14a-8(i)(2) and 14a-8(i)(3) because it contains false and misleading statements.

In a recent no-action letter, The Coca-Cola Co. (February 6, 2002) ("Coca Cola") (attached hereto as Exhibit D), the Staff excluded a proposal under Rule 14a-8(i)(2) that was substantially identical to the Proposal. The Staff in Coca-Cola, in excluding the proposal under Rule 14a-8(i)(2), asserted that "because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Coca Cola's proxy materials being false or misleading under rule 14a-9." In Coca Cola, the company was organized under Delaware law. The company in Coca Cola, by way of a supporting legal opinion, indicated that Section 216 of the Delaware General Corporation Law (the "DGCL") provides that a corporation's board of directors are elected by a plurality of votes cast unless otherwise provided in a corporation's charter or by-laws. Because Coca Cola had not opted out of this plurality voting requirement, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as a director.

Similarly, in AT&T Corp. (March 11, 2002) ("AT&T"), the Staff followed its decision in Coca Cola and under Rule 14a-8(i)(2) excluded a proposal that was substantially identical to the proposal in Coca Cola and to the Proposal. Similar to the Staff's conclusion in Coca Cola, the Staff in AT&T asserted that "because AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9." The Staff's decision was based on a reconsideration request for omission made by the company due to the recent Coca Cola no-action precedent.

The legal position of the Company is identical to that of Coca Cola. The Company, like Coca Cola, is a Delaware corporation. As discussed above, Section 216 of the DGCL provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Section 2.8 of the Company's bylaws (attached hereto as Exhibit E) provides that "at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under an applicable Preferred Stock Designation, a plurality of the votes cast thereat shall elect directors." Furthermore, the Company did not opt out of the plurality vote in its certificate of incorporation. Therefore, like Coca Cola, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000) ("North Fork"). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy."). The Proposal, if implemented, would therefore cause the Company to violate Federal law and the Commission's proxy rules as explained below.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would nonetheless be elected so long as the votes for her election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any "legal effect."

Moreover, when the Commission adopted amendments to the rule that prescribes the form of the proxy card, Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. See, Release No. 34 – 16356 (November 21, 1979). Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors because, in a plurality vote situation, a vote "against" a director has no effect. Consequently, to provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders." Id. Accordingly, the term 'withhold authority' has been substituted in the rule.

Therefore, implementing the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The

Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because it would give shareholders the misimpression that "against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in Coca Cola and AT&T.

Accordingly, the Company believes that the Proposal should be excluded from the Proxy Materials pursuant to the recent, and virtually identical, Coca Cola and AT&T no action precedents and Rules 14a-8(2) and 14a-8(3).

2. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14A-8(I)(10) BECAUSE IT HAS ALREADY BEEN SUBSTANTIALLY IMPLEMENTED

The Proposal is moot because the Company's existing proxy card and a proxy card as revised by the Proposal would produce the identical result in determining which director nominee is elected to the company's board. Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. See Release No. 34-20091 (August 16, 1983).

The Proposal seeks to change the proxy card by removing the word "except" and inserting the word "against" in the vote for directors section of the proxy card. Although the Company's proxy card does not have the word "except", the Proposal can be interpreted as seeking to replace the word "withhold" with "against".

As previously stated (see Point 1 above), the Company, as a Delaware corporation, has not opted out of the plurality voting prescribed by the DGCL and the Company's bylaws specifically requires plurality voting for the election of directors. Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Thus, for plurality voting, whether the proxy card has the term "withhold" or the term "against" the result of the election would be identical.

The Company, therefore, believes that the Proposal should be excluded under Rule 14a-8(i)(10) because under the Company's current proxy card the outcome of the election for directors is the same as the outcome would be under a revised proxy card as sought by the Proposal.

3. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14A-8(I)(8) BECAUSE IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS

Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal relates to an election for membership to the company's board of directors.

In a recent no-action letter, Exxon Mobil Corporation (February 26, 2002) ("Exxon"), the Staff excluded a proposal from the Proponent's family member under Rule 14a-8(i)(8) that was substantially identical to the Proposal.

Similar to the proposal in Exxon, the second paragraph of the supporting statement submitted to the Company implicitly recommends that shareholders vote against the election of the Company's director nominees. In particular, this paragraph states that "Shareowners likewise have the right to ask for a vote "AGAINST" all Company selected nominees for Director".

Although the Proponent's statement regarding the voting of the Company's director nominees is a part of the supporting statement, the Staff has previously made clear that Rule 14a-8 permits the exclusion not just of shareholder proposals that on their face relate to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. See Phillips Van-Heusen Corp. (April 6, 1999) ("Van-Heusen"). In Van-Heusen, the penultimate paragraph of a statement in support of a proposal relating to executive compensation stated: "Please vote YES for this proposal and place an 'X – against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference to voting for director nominees. See also Crown Cork & Seal Co., Inc. (February 24, 1999) (the proposal and statement were similar to Van-Heusen, and Staff determined that the proposal can be omitted); Entergy Corp. (January 19, 1999) (the proposal and statement were similar to Van-Heusen, and Staff determined that the proposal can be omitted).

Accordingly, the Company believes that the Proposal, like the substantially identical proposal in Exxon, can be omitted under Rule 14a-8(i)(8).

For the reasons set forth above, The Company believes that the Proposal may be omitted from its Proxy Materials in accordance with Rule 14a-8. If the Staff disagrees with our conclusion that this Proposal may be omitted from our Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. If you have any questions regarding this matter, please contact me at (908) 582-8807.

Very truly yours,

Eugene Serban
Corporate Counsel

Enclosures

RECEIVED

2004 OCT 12 PM 4:29

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

October 2, 2004
Ph: 856 235 1711

Re: Lucent Technologies:
Request for exclusion.

Ladies and Gentlemen:

Item One: My Proposal date received was same as date selected as "Deadline for 2005 Meeting". The date in Year 2002 for year 2003 Proposals was August 30, 2002. There was no need to advance the cut-off date in year 2003 for the 2004 meeting and beyond.. This is an advance of six days, and no dates of intended meetings were given, and no reason to claim an earlier date of submission. This is an attempt to further disrupt a legitimate Proposal.

Now the S.E.C. is asked for response approval to delete by November 1, 2004. Since the meetings have been as late as February 20, 2002, a proposal submitted before August 30th of any year allows more than ample time to prepare and mail Proxy Materials. A date of August 24 leaves 7, 30, 31, 30, 31, 31 and 1 or more in February till meeting date, a total of at least 161 days prior lead time, an unfair claim. The advance of 6 days is unwarranted.

The 6 page submission of repetitive information is an unnecessary imposition on the Staff's time to interpret. A request for further consultation without including the Proponent is a continual infraction. The legal community is well aware of "Rules" and fails to respect..

Item Two: I did not attend any meetings in year 2004. My wife had a mild heart attack the last week in December 2003, and she has required my assistance in a daily blood test and overseeing daily consumption of as many as 8 pills, prescriptions of 3 various doctors. Further, the Proponent continues the claim of unfair attendance required at own expense, while whomever Management sends is at stockholder's loss {expense paid by Company funds] The Proxy Materials reach most, while attendees could be few of many holders, and the repeat of Proposal an unnecessary imposition on that person. since it be very unlikely to change voter's decision. Clearly an assist to delete the next year.

Item Three: Violation of Federal Proxy Rules and Federal Law, if implemented. The claim of "Not opting out" of state of incorporation "Plurality Laws [Rules] and having "Plurality" included in Corporate Rules further admits that such were promulgated to guarantee Management Nominees will most always be elected who in turn appoint and lavish high remuneration on those who submitted their nomination and retention, year after year, until retirement or flight to another opportunity, when available.

The claim that stockholders "would be confused" if voting "Against" when they can not under the "Plurality" system is not only vague but fraudulent to obtain a constant "Win". At no time are we advised as to why "Plurality" was ever needed, [only in vote for Directors] and why the S.E.C. was convinced by pressure groups to implement the unfair rule. It should be abolished NOW, [See following information letter}

Item Four: ----"it has been substantially implemented". There has been no statement that the Company has returned "Against" to the vote for Director column in the Proxy Card. This is another "vague and misleading statement"

Should the S.E.C. as a Federal Agency, concur that "Plurality" is an unconstitutional law and issue an edict that it be rescinded by Corporations and States that applied it, the matter could be concluded in an acceptable and non legal action manner

6 copies to S.E.C.
1 @ to Lucent & Michael C. Keefe

Thank you,

Robert D. Morse
Robert D. Morse

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

October 2, 2004
Ph: 856 235 1711

Ladies and Gentlemen:

The S.E.C., being an integral part of The United States Government, is hereby called upon by a citizen of the United States, to honor and uphold the Constitution and/or The Bill of Rights.

I, Robert D. Morse, being that citizen, has previously notified the S.E.C. of Corporate and State's violations of such documents, when, in about year 1975, certain Company charters and State Laws [Rules] adopted "Plurality" voting. The word "Against" was deleted from many Company Proxy voting cards in the vote for Director, and nowhere else, and the words "For", "Abstain", and "Except" have been applied. The "Except" replaced "Against", thereby denying the voter the "Right to Dissent", a violation of our founding father's wishes.

Under this system, all Management nominees for Director can be elected, if receiving only one vote, there usually being no other nominees than Management selects. "Except" is a non-vote and not deductible as would be an "Against". No reason was given for contriving such a vote, which was solely applied to continue Management in office until they choose to leave. Further, the explanation was given in response to objections, that the voters "would be confused" if allowed to vote "Against", when under the "Plurality" system, the vote would be invalid..

As claimed by Lucent Technologies legal representative, S.E.C. Rules 14a-8[i][2] and 14a-8[i][3] are Federal Law. The statement was made that on November 18, 2002 the staff issued a no action statement on deletion request. Enclosed "Exhibit" letter confirms the Company's [and other's] denial of the "Right of Dissent" to stockholders.

Note: The Ford Motor Company, on request, has re-inserted "Against" on their Proxy Voting Card for the past two years, showing "The American Way, as a fine Company.

Sincerely,

Robert D. Morse

Robert D. Morse

6 copies to S.E.C
1 @ to Lucent & Michael C. Keefe
Exhibit partial letter to each.

SHAREOWNER PROPOSAL

EXHIBIT

Any shareowner who intends to present a proposal at the annual meeting in the year 2003 must deliver the proposal to the company's corporate Secretary at 600 Mountain Avenue, Murray Hill, New Jersey 07974:

- Not later than August 30, 2002, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.
- On or after October 10, 2002, and on or before November 11, 2002, if the proposal is submitted pursuant to Lucent's by-laws, in which case we are not required to include the proposal in our proxy materials.

SHAREOWNER PROPOSAL

Mrs. Evelyn Y. Davis, having an office at the Watergate Office Building, Suite 215, 2600 Virginia Avenue, N.W., Washington, D.C. 20037, owner of 700 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of her proposal:

RESOLVED: "That the stockholders of Lucent Technologies recommend that the Board of Directors take the necessary steps to instate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

REASONS:

"The great majority of New York Stock Exchange listed corporations elect all their directors each year."

"This insures that ALL directors will be more accountable to ALL shareholders each year and to a certain extent prevents the self-perpetuation of the Board."

"Last year the owners of 880,497,353 shares, representing approximately 51.2% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

(LUCENT) EXHIBIT

The legal position of the Company is identical to that of Coca Cola. The Company, like Coca Cola, is a Delaware corporation. As discussed above, Section 216 of the DGCL provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Section 2.8 of the Company's bylaws (attached hereto as Exhibit E) provides that "at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under an applicable Preferred Stock Designation, a plurality of the votes cast thereat shall elect directors." Furthermore, the Company did not opt out of the plurality vote in its certificate of incorporation. Therefore, like Coca Cola, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000) ("North Fork"). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy."). The Proposal, if implemented, would therefore cause the Company to violate Federal law and the Commission's proxy rules as explained below.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would nonetheless be elected so long as the votes for her election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any "legal effect." SIC

Moreover, when the Commission adopted amendments to the rule that prescribes the form of the proxy card, Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. See, Release No. 34 – 16356 (November 21, 1979). Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors because, in a plurality vote situation, a vote "against" a director has no effect. Consequently, to provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders." Id. Accordingly, the term 'withhold authority' has been substituted in the rule.

Therefore, implementing the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The

HIGH HOE !

These rhymes are for stress relief.
Not part of the presentation.

"High hoe !, High hoe !,
It's off to work we go".
If you hold your hoe on high,
You may look mighty spry,
But, unless you lower the hoe,
To chop the weeds, produce won't grow.

DON'T TELL ME !

Don't you tell me what to do,
I know how to cook a stew.
I turn the heat to the highest flame,
When it boils over, I take the blame.
When somebody phones, I cut them short,
But don't tell me: "I'm a sad sort".
I know how to write a letter,
But someone near does it better.
I don't put words in play,
Simply because I have nothing to say.

Robert Dennis Morse

ODE TO RICHARD

I found where you hid your stash of cash,
The thought arrived to me in a flash.
You've stored it on my toy train,
In a way to look as sacks of grain.
I need only grab as the train rolls by,
Watching for the carload that meets my eye.
I know not how I think like this,
But writing it down gives a sense of bliss.
Why would I relieve my Son of his mon ?
It awakened me, I relieved myself, got the need done !

These rhymes are for stress relief.
Not part of the presentation.

CHIN IN HAND

If you are poised with chin in hand,
You are not responding to the beat of the band.
Your image reflects that you are bored,
So it's time I get a smile restored.
You merely need bring a shine to your face,
And it will immediately light up the place.

ONE LUCKY PERSON

I just finished writing this for you to see
That my Son is growing to be a bit like me.
I did not expect to hear something he said,
It happened at 1:00 AM, after rising from bed.
Not getting to sleep, I got up for a snack to eat,
While my Son came out to do the same feat.
Finally, he left, saying something not bad:
"You're one lucky person, being somebody's Dad !"

Robert Dennis Morse
11-18-01
3 min.

GOTCHA !

I'm being chided for using an incomplete address,
Leaving it up to someone to guess.
However, the mail reached the company, somehow,
Then was shuffled about, without know how.
Three weeks to find the proper Secretary,
Makes one think letters are unnecessary.
Were I aware the secretary's office is unknown,
I could easily have reached her by phone.
Now that I see your return address is blank,
This rhyme occurred, and I have you to thank.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated September 30, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(h)(3). We note your representation that Lucent included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Lucent by the same proponent with respect to any shareholder meetings held during calendar year 2005 and calendar year 2006. In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lucent relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel